UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

ENERNOC, INC.
(Name of Subject Company (Issuer))

PINE MERGER SUB, INC.
a wholly owned subsidiary of

ENEL GREEN POWER NORTH AMERICA, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

292764107
(CUSIP Number of Class of Securities)

Megan J. Beauregard
General Counsel, Secretary and AVP Legal and Corporate Affairs
Enel Green Power North America, Inc.
100 Brickstone Square, Ste 300
Andover, MA 01810
United States
(978) 296-6822

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Lance T. Brasher
Pankaj K. Sinha
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Ave., N.W.
Washington, DC 20005
(202) 371-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$251,081,315.68	$29,100.33

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 31,372,190 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of EnerNOC, Inc. (“EnerNOC”), multiplied by the offer price of $7.67 per Share, (ii) 5,165 Shares issuable upon exercise of outstanding in-the-money options multiplied by the offer price of $7.67 per Share and (iii) 1,227,771 Shares estimated to be issuable upon settlement of outstanding restricted stock units multiplied by the offer price of $7.67 per Share. The calculation of the filing fee is based on information provided by EnerNOC as of June 20, 2017, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $29,100.33	Filing Party: Enel Green Power North America, Inc. and Pine Merger Sub, Inc.

	Form or Registration No.: Schedule TO-T	Date Filed: July 10, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Enel Green Power North America, Inc., a Delaware corporation (“EGPNA”), and Pine Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of EGPNA (the “Purchaser”), with the U.S. Securities and Exchange Commission on July 10, 2017 (together with any amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of EnerNOC, Inc., a Delaware corporation (“EnerNOC” or the “Company”),  at a price of $7.67 per Share, net to the holder in cash (less any required withholding taxes and without interest), subject to the terms and the conditions described in the Offer to Purchase dated July 10, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 is being filed by EGPNA and the Purchaser.

This Amendment No. 2 is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes EGPNA’s and the Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Shares the Purchaser acquired in the Offer.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to items amended by this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

“At one minute after 11:59 p.m., New York City time, at the end of the day on August 4, 2017 (the “Expiration Time”), the Offer expired as scheduled and was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”) advised EGPNA and the Purchaser that, as of the Expiration Time, a total of 22,207,831 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but the Shares represented thereby were not yet delivered) had been validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 70.8% of the outstanding Shares as of the Expiration Time. Additionally, the Depositary advised EGPNA and the Purchaser that Notices of Guaranteed Delivery had been delivered with respect to an additional 239,928 Shares, representing approximately 0.8% of the outstanding Shares as of the Expiration Time.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied or waived, the Purchaser accepted for payment all Shares validly tendered into and not properly withdrawn from the Offer, and payment for the Shares will be made promptly in accordance with the terms of the Offer.

On August 7, 2017, EGPNA completed its acquisition of EnerNOC pursuant to the terms of the Merger Agreement. Purchaser merged with and into EnerNOC in accordance with Section 251(h) of the DGCL, with EnerNOC continuing as the surviving corporation and an indirect wholly owned subsidiary of EGPNA.  In the Merger, each Share not tendered and accepted for payment in the Offer (other than Shares held by EGPNA, Purchaser, EnerNOC or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) was converted into the right to receive an amount in cash equal to the Offer Price, payable, without interest, to the holder of such Share, upon surrender of the certificates or book-entry shares in accordance with the Merger Agreement. As a result of the Merger, EnerNOC became a direct wholly owned subsidiary of EGPNA.”

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description
(a)(5)(C)	News Release issued by Enel Green Power North America, Inc., on August 7, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2017

PINE MERGER SUB, INC.

By:	/s/ Michael I. Storch
	Name:	Michael I. Storch
	Title:	Executive Vice President

ENEL GREEN POWER NORTH AMERICA, INC.

By:	/s/ Michael I. Storch
	Name:	Michael I. Storch
	Title:	Executive Vice President, Chief Company Development Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(C)	News Release issued by Enel Green Power North America, Inc. on August 7, 2017.